TRAVELCENTERS OF AMERICA INC.

24601 Center Ridge Road

Westlake, Ohio 44145-5639

(440) 808-9100

May 26, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Withdrawal of TravelCenters of America Inc.’s Registration Statement on Form S-3 (File No. 333-253662)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), TravelCenters of America Inc. (the “Registrant”) respectfully requests the withdrawal, effective as of the date hereof or as soon as practicable thereafter, of its Registration Statement on Form S-3 (File No. 333-253662), together with all the exhibits thereto, initially filed with the Securities and Exchange Commission on February 26, 2021, and effective as of April 7, 2021 (the “Registration Statement”).

On May 15, 2023, pursuant to the Agreement and Plan of Merger, dated as of February 15, 2023 (the “Merger Agreement”), by and among the Registrant, BP Products North America Inc., a Maryland corporation (“Parent”) and Bluestar RTM Inc., a Maryland corporation and a wholly owned indirect subsidiary of Parent (“Merger Subsidiary”), Merger Subsidiary merged with and into the Registrant (the “Merger”), with the Registrant surviving the Merger as a wholly owned indirect subsidiary of Parent. In connection with the Merger, the Registrant determined that it is in its best interest to withdraw the Registration Statement at this time.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement.

The Registrant also respectfully requests, in accordance with Rule 457(p) promulgated under the Securities Act of 1933, as amended, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of bp p.l.c., the indirect parent company of Registrant, to be offset against the filing fee for any future registration statement or registration statements.

Please provide Eric M. Krautheimer of Sullivan & Cromwell LLP a copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available by email at krautheimere@sullcrom.com. Should you have any questions regarding this request for withdrawal, please contact Mr. Krautheimer by telephone at (310) 712-6678 or email at krautheimere@sullcrom.com.

Very truly yours,

TRAVELCENTERS OF AMERICA INC.

By:	/s/ Gregory A. Franks
Gregory A. Franks
President and Chairman

cc:    Eric M. Krautheimer
         (Sullivan & Cromwell LLP)